UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL to lead efforts in U.S. to develop sustainable supply chain for energy storage solutions, with $400m investment in new LFP manufacturing capabilities

Item 1

ICL to lead efforts in U.S. to develop sustainable supply chain for energy storage solutions, with $400m investment in new LFP manufacturing capabilities

ICL hereby announces, that it plans to build a $400 million lithium iron phosphate (“LFP”) cathode active material manufacturing plant in St. Louis, USA. This is expected to be the first large-scale LFP material manufacturing plant in the United States. The company was awarded $197 million through the Bipartisan Infrastructure Law funding, which is subject to the completion of negotiations with the Department of Energy. The plant is expected to be operational by 2024 and will produce high-quality LFP material for the global lithium battery industry, using primarily a domestic supply chain. The LFP plant represents a significant expansion of ICL’s energy storage portfolio and demonstrates the company’s commitment to developing high-quality specialty products for agricultural, food and industrial applications.

ICL’s 120,000-square-foot LFP plant is expected to have two production lines built in two phases under a single roof. Each production line is planned to be capable of producing 15,000 metric tons of LFP material per year. Phase one is expected to be completed by 2024, and full production of 30,000 metric tons is expected by 2025. The new plant will be located on ICL’s existing Carondelet campus in St. Louis.

ICL partners for the project will include Aleees (Advanced Lithium Electrochemistry Co., Ltd.) – a LFP battery material manufacturer and one of the few companies outside of China with complete LFP battery material manufacturing technology and patents – which is expected to provide the state-of-the-art LFP process technology, and McCarthy Building Companies, Inc. –  a top 20 green builder in the U.S., with a history of building facilities that drive greater value – which will oversee the management of general contracting and is also based in St. Louis.

Forward Looking Statements

This announcement contains statements that constitute forward looking statements, many of which can be identified by the use of forward looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Funding from the Department of Energy is contingent on completion of negotiations with the Department of Energy, and the execution of a definitive agreement between ICL-IP America Inc. and the Department.

Forward-looking statements appear in this announcement and include, but are not limited to, statements regarding the company’s intent, belief or current expectations.  Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: estimates, forecasts and statements as to management's expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, positioning, objectives and expectations, general economic, market and business conditions, supply chain and logistics disruptions, energy storage and electric vehicle growth, the potential for new COVID-19 variants, global unrest and conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof.

As a result of the foregoing, readers should not place undue reliance on the forward‐looking statements contained in this announcement concerning the timing of the transaction, execution of the agreement and the receipt of the funding or other more specific risks and uncertainties facing ICL, such as those set forth in the “Risk Factors” section of its Annual Report on Form 20-F filed on February 23, 2022, as such risk factors may be updated from time to time in its Current Reports on Form 6-K and other filings ICL makes with the U.S. Securities and Exchange Commission from time to time.

Forward-looking statements refer only to the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments or to publicly release any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: October 19, 2022